UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number: 333-126527

LUNA GOLD CORP.
(Translation of registrant's name into English)

Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Press release, dated December 1, 2005, announcing re-domestication to Canada under the Canada Business Corporations Act and conversion of trading currency over the TSX Venture Exchange from US$ to Canadian$.

99.2	Material Change Report dated December 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.
(Registrant)

Date: December 5, 2005	By:	/s/ Tim Searcy

Tim Searcy, President, Principal
Executive Officer and a member of the Board of Directors